DISTRIBUTED MEDIA LAB, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Distributed Media Lab, Inc.
Palo Alto, California

We have reviewed the accompanying financial statements of Distributed Media Lab, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 9, 2022
Los Angeles, California

DISTRIBUTED MEDIA LAB INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,068,108	$	583,522
Acccounts Receivable, net		14,156		40,345
Prepaids and Other Current Assets		120,443		10,768
Total Current Assets		**1,202,707**		**634,635**
Intangible Assets		86,667		96,667
Total Assets	$	**1,289,374**	$	**731,302**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,738	$	30
Credit Cards		100		296
Shareholder Loan		-		-
Deferred Revenue		27,500		-
Other Current Liabilities		38,552		104,100
Total Current Liabilities		**67,890**		**104,426**
Convertible Note		-		1,119,975
Accrued Interest		-		173,774
Total Liabilities		**67,890**		**1,398,175**
STOCKHOLDERS EQUITY				
Common Stock		900		900
Series Seed Preferred Stock		331		-
Additional Paid in Capital		2,471,306		-
Retained Earnings/(Accumulated Deficit)		(1,251,053)		(667,773)
Total Stockholders' Equity		**1,221,484**		**(666,873)**
Total Liabilities and Stockholders' Equity	$	**1,289,374**	$	**731,301**

See accompanying notes to financial statements.

DISTRIBUTED MEDIA LAB INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,542,904	$ 1,414,251
Cost of Goods Sold	117,874	13,880
Gross profit	1,425,030	1,400,371
Operating expenses		
General and Administrative	2,090,853	882,980
Sales and Marketing	374	3,000
Total operating expenses	2,091,228	885,980
Operating Income/(Loss)	(666,197)	514,392
Interest Expense	35,469	83,119
Other Loss/(Income)	(118,387)	(1,699)
Income/(Loss) before provision for income taxes	(583,279)	432,971
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (583,279)**	**$ 432,971**

See accompanying notes to financial statements.

DISTRIBUTED MEDIA LAB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	9,000,000	$ 900		$ -	$ -	$ (1,100,745)	$ (1,099,845)
Net income/(loss)						432,971	432,971
Balance—December 31, 2020	9,000,000	900	-	-	-	$ (667,773)	$ (666,873)
Conversion from Convertible Notes into Series Seed Preferred Stock	-	-	2,340,873	$ 234	$ 1,329,008		1,329,242
Issuance of preferred stock			971,365	97	1,140,849		1,140,946
Share-Based Compensation					1,449		1,449
Capital contribution							-
Net income/(loss)						(583,279)	(583,279)
Balance—December 31, 2021	9,000,000	$ 900	3,312,238	$ 331	$ 2,471,306	$ (1,251,053)	$ 1,221,484

See accompanying notes to financial statements.

DISTRIBUTED MEDIA LAB INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(583,279)	$	432,971
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		10,000		3,333
Share-based Compensation		1,449		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		26,189		(40,345)
Prepaids and Other Current Assets		(109,675)		(7,754)
Accounts Payable		1,708		(19,655)
Deferred Revenue		27,500		-
Credit Cards		(196)		(153)
Other Current Liabilities		(65,548)		(52,253)
Accrued Interest		35,493		83,119
Net cash provided/(used) by operating activities		**(656,360)**		**399,263**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		(100,000)
Net cash provided/(used) in investing activities		**-**		**(100,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,140,946		-
Repayment of Shareholder Loans		-		(26,375)
Borrowing on Convertible Notes		-		300,000
Net cash provided/(used) by financing activities		**1,140,946**		**273,625**
Change in Cash		484,586		572,888
Cash—beginning of year		583,522		10,634
Cash—end of year	$	**1,068,108**	$	**583,522**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	35,469	$	83,119
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		1,329,242		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

DISTRIBUTED MEDIA LAB INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1.   NATURE OF OPERATIONS

Distributed Media Lab Inc. was incorporated on November 15, 2017, in the state of Delaware. The financial statements of Distributed Media Lab, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

DML is a software and content services company. DML's technology is used by publishers to place digital content on their websites and by brands to distribute their content to an audience on publisher websites. DML sells to publishers either through direct engagement or through industry association partnerships. DML sells to brand advertisers either through direct engagement or through agency partnerships.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $809,370 and $333,522, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its acquired intellectual property from Wundervue, which pertains to assigned works and customer agreements. It will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Distributed Media Lab Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the providing content services. DML's technology is used by publishers to place digital content on their websites and by brands to distribute their content to an audience on publisher websites.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $374 and $3,000, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	$ 28,014	$ 10,768
Other Receivables	61,103	-
Unbilled receivables	31,326	-
Total Prepaids and Other Current Assets	**$ 120,443**	**$ 10,768**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expense	38,552	3,030
Payroll payable	-	101,070
Total Other Current Liabilities	**$ 38,552**	**$ 104,100**

4.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Intelectual Property- Assigned Works and Customer Agreements	$ 100,000	$ 100,000
Intangible assets, at cost	**100,000**	**100,000**
Accumulated amortization	(13,333)	(3,333)
Intangible assets, Net	**$ 86,667**	**$ 96,667**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2021, and 2020 were in the amount of $10,000 and $3,333, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Expense
2022	$ (10,000)
2023	(10,000)
2024	(10,000)
2025	(10,000)
Thereafter	(46,667)
Total	**$ (86,667)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 9,000,000 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 3,312,238 shares of Series Seed Preferred Shares with a $0.0001 par value. As of December 31, 2021, 3,312,238 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,216,433 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	788,000	$ 0.08	
Exercised	-	$ -	
Expired/Cancelled	(484,000)	$ -	
Outstanding at December 31, 2021	304,000	$ 0.08	9.74

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $1,449 and $0, respectively.

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Note	$ 570,000	8.00%	2018	Converted into Series Seed Preferred Stock in 2021	-	-	-	-	-	45,598	128,845	-	$ 569,975	698,820
2019 Convertible Note	$ 300,000	8.00%	2019	Converted into Series Seed Preferred Stock in 2021	-	-	-	-	-	24,000	27,419		$ 300,000	327,419
2020 Convertible Note	$ 250,000	8.00%	2020	Converted into Series Seed Preferred Stock in 2021	-	-	-	-	-	17,510	17,510	-	$ 250,000	267,510
Total	$1,120,000				$ -	$ -	$ -	$ -	$ -	$ 87,108	$ 173,774	$ -	$ 1,119,975	$ 1,293,749

During 2021, convertible notes (principal plus interest) in the aggregate amount of $1,293,749 plus the additional accrued interest from 2021 in the amount of $35,493 were converted into 2,340,873 shares of Series Seed Preferred Stock.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (180,875)	$ -
Valuation Allowance	180,875	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(180,875)	$	-
Valuation Allowance		180,875		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $606,151, and the Company had state net operating loss ("NOL") carryforwards of approximately $606,151. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through December 9, 2022, which is the date the financial statements were available to be issued.

In August of 2022, the company issued three Simple Agreements for Future Equity in the aggregate amount of $260,000. The Post-Money Valuation Cap is $21,000,000.

In November 2022, the Company entered into an unsecured promissory note in the amount of $50,000 with David Gehring. The Company will pay the principal sum of $50,000.00 plus interest from the date of funding at the rate of 9.74% per year until paid in full. Monthly payments will be $926.89 for seventy-one (71) months, or until the loan is paid off in full.

In 2022, the company issued additional 135,000 stock options from 2021 Equity Incentive Plan. Also, it is pending on the Company's board of directors' consent for issuance of additional 150,000 stock options from the plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.